UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NETSHOES (CAYMAN) LIMITED

Unaudited condensed consolidated financial statements

as of and for the three months ended March 31, 2016 and 2017

Report of Independent Registered Public Accounting Firm

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2016 and March 31, 2017

(Reais and Dollars in thousands)

			December 31,		March 31,
Assets	Note		2016		2017		2017
Current assets:			BRL		BRL		USD
Cash and cash equivalents	9	R$	111,304	R$	84,563	US$	26,689
Restricted cash			21,946		18,658		5,889
Trade accounts receivables, net	10		213,994		142,602		45,007
Inventories, net	11		352,011		391,188		123,466
Recoverable taxes	12		66,329		55,036		17,370
Other current assets			59,127		53,429		16,862

Total current assets			824,711		745,476		235,283

Non-current assets:
Restricted cash			21,254		20,400		6,439
Judicial deposits	23		71,817		82,626		26,078
Recoverable taxes	12		33,178		60,523		19,102
Other assets			950		950		300
Due from related parties	22		17		18		6
Property and equipment, net	13		74,202		74,327		23,459
Intangible assets, net	14		87,593		92,078		29,061

Total non-current assets			289,011		330,922		104,445

Total assets		R$	1,113,722	R$	1,076,398	US$	339,728

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

December 31, 2016 and March 31, 2017

(Reais and Dollars in thousands)

			December 31,		March 31,
Liabilities and Shareholders’ Equity	Note		2016		2017		2017
			BRL		BRL		USD
Current liabilities:
Trade accounts payable	15	R$	335,430	R$	297,577	US$	93,920
Reverse factoring			27,867		18,013		5,685
Current portion of long-term debt	17		75,956		110,885		34,997
Derivative financial liabilities	18		186		28		9
Taxes and contributions payable			15,249		7,302		2,305
Deferred revenue	7		6,628		6,628		2,092
Accrued expenses	16		122,048		84,185		26,570
Other current liabilities			33,331		39,839		12,574

Total current liabilities			616,695		564,457		178,152

Non-current liabilities:
Long-term debt, net of current portion	17		311,426		365,629		115,398
Derivative financial liabilities	18		—		11,018		3,477
Provision for labor, civil and tax risks	23		5,177		6,641		2,096
Share-based payment	20		30,139		17,367		5,481
Deferred revenue	7		26,247		25,613		8,084
Other non-current liabilities			13		13		4

Total non-current liabilities			373,002		426,281		134,540

Total liabilities			989,697		990,738		312,692

Shareholders’ equity:
Share capital			141		141		45
Additional paid-in capital			821,988		821,988		259,433
Treasury shares			(1,533)		(1,533)		(484)
Capital reserves			—		942		297
Accumulated other comprehensive loss			(19,577)		(21,121)		(6,666)
Accumulated losses			(677,379)		(714,887)		(225,630)

Equity attributable to owers of the parent			123,640		85,530		26,995

Equity attributable to non-controlling interests			385		130		41

Total shareholders’ equity			124,025		85,660		27,036

Total liabilities and shareholders’ equity		R$	1,113,722	R$	1,076,398	US$	339,728

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidaded Statements of Profit or Loss

For the three months ended March 31, 2016 and 2017

(Reais and Dollars in thousands, except loss per share)

			For the three months ended March 31,
	Note		2016		2017		2017
			BRL		BRL		USD
Net Sales	6	R$	347,863	R$	396,228	US$	125,056
Cost of sales	8a		(242,820)		(266,462)		(84,100)

Gross Profit			105,043		129,766		40,956

Operating expenses:
Selling and marketing expenses	8b		(103,940)		(101,526)		(32,043)
General and administrative expenses	8c		(46,336)		(31,627)		(9,982)
Other operating expenses, net			(1,663)		(1,092)		(345)

Total operating expenses			(151,939)		(134,245)		(42,370)

Operating loss			(46,896)		(4,479)		(1,414)

Financial income	8d		7,754		5,029		1,587
Financial expenses	8d		(22,494)		(38,267)		(12,078)

Loss before income tax			(61,636)		(37,717)		(11,905)

Income tax expense			—		—		—

Net Loss		R$	(61,636)	R$	(37,717)	US$	(11,905)

Net loss attributable to:
Owners of the Parent		R$	(61,194)	R$	(37,508)	US$	(11,838)
Non-controlling interests			(442)		(209)		(66)

Loss per share attributable to owners of the Parent
Basic and diluted	5	R$	(2.92)	R$	(1.79)	US$	(0.57)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

For the three months ended March 31, 2016 and 2017

(Reais and Dollars in thousands)

		For the three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD Note 2.2

Net loss	R$	(61,636)	R$	(37,717)	US$	(11,905)

Items that will subsequently be recorded to profit or loss
Foreign currency translation		(7,344)		(1,688)		(531)
Cash flow hedges – effective portion of changes in fair value		(3,840)		(427)		(135)
Cash flow hedges – reclassified to initial cost of inventories		(267)		214		68
Cash flow hedges – reclassified to profit or loss		(1,590)		311		98

Other comprehensive income (loss)		(13,042)		(1,590)		(500)

Total comprehensive income (loss)		(74,678)		(39,307)		(12,405)

Total comprehensive income (loss) attributable to:
Owners of the Parent	R$	(74,092)	R$	(39,052)	US$	(12,324)
Non-controlling interest		(586)		(255)		(81)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2016 and 2017

(Reais and Dollars in thousands)

		For the three months ended in March 31,
		2016		2017		2017
Cash flows from operating activities:		BRL		BRL		USD Note 2.2
Net loss	R$	(61,636)	R$	(37,717)	US$	(11,905)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts		1,479		4,561		1,439
Depreciation and amortization		6,895		8,091		2,554
Loss on disposal of property and equipment, and intangible assets		186		170		54
Share-based payment		1,458		(11,829)		(3,734)
Provision for contingent liabilities		2,321		1,882		594
Interest expense, net		23,479		34,545		10,903
Provision for inventory losses		1,397		704		222
Other		—		179		57
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		(5,201)		3,287		1,038
Derivative financial instruments		148		—		—
Trade accounts receivable		99,331		66,907		21,117
Inventories		(20,562)		(38,952)		(12,294)
Recoverable taxes		(15,251)		(15,610)		(4,927)
Judicial deposits		(8,928)		(10,808)		(3,411)
Other assets		(3,970)		6,125		1,933
Increase (decrease) in:
Derivative financial instruments		2,203		(158)		(50)
Trade accounts payable		(59,203)		(38,556)		(12,169)
Reverse factoring		(15,013)		(9,854)		(3,110)
Taxes and contributions payable		1,640		(7,992)		(2,522)
Deferred revenue		(375)		(633)		(200)
Accrued expenses		(20,563)		(37,835)		(11,941)
Share-based payment		(3,282)		(943)		(298)
Other liabilities		(4,908)		5,912		1,866

Net cash provided by (used in) operating activities		(78,356)		(78,525)		(24,784)

Cash flows from investing activities:
Purchase of property and equipment		(11,107)		(2,164)		(683)
Purchase of intangible assets		(16,293)		(10,960)		(3,459)
Interest received on installment sales		9,790		10,018		3,162
Restricted cash		(719)		855		270

Net cash provided by (used in) investing activities		(18,329)		(2,251)		(711)

Cash flows from financing activities:
Proceeds from debt		4,515		115,764		36,537
Payments of debt		(21,382)		(17,902)		(5,650)
Payments of interest		(33,221)		(44,076)		(13,911)

Net cash provided by (used in) financing activities		(50,089)		53,786		16,976

Effect of exchange rate changes on cash and cash equivalents		(3,492)		250		79

Change in cash and cash equivalents		(150,266)		(26,740)		(8,440)

Cash and cash equivalents, beginning of period		249,064		111,304		35,129
Cash and cash equivalents, end of period		98,798		84,563		26,690

	R$	(150,266)	R$	(26,740)	US$	(8,440)
Supplemental disclosure
Non-cash investing activities:
Acquisition of property and equipment and intagible assets (Note 16)	R$	1,943	R$	2,993	US$	945

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2016 and 2017

(Reais in thousands)

	Equity Attributtable to owners of the Parent
		Share Capital		Additional Paid-in Capital		Treasury shares		Capital Reserves		Accumulated Losses		Foreign Currency Translation		Gain (Loss) on Hedge Accounting		Total		Non-controlling Interest		Total equity
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL
Balances, January 1, 2016	R$	141	R$	821,988	R$	(925)	R$	—	R$	(526,305)	R$	(7,735)	R$	913	R$	295,812	R$	925	R$	296,737

Comprehensive Income (Loss)
Net loss		—		—		—		—		(61,194)		—		—		(61,194)		(447)		(61,641)
Other comprehensive income (loss)		—		—		—		—		—		(7,205)		(5,693)		(12,898)		(139)		(13,037)

Total comprehensive income (loss)		—		—		—		—		(61,194)		(7,205)		(5,693)		(74,092)		(586)		(74,678)

Transactions with Owners and Other																				—
Issuance of common shares		—		—		—		—		—		—		—		—		—		—
Purchase of treasury shares		—		—		—		—		—		—		—		—		—		—

Total transactions with owners and other		—		—		—		—		—		—		—		—		—		—

Balances, March 31, 2016	R$	141	R$	821,988	R$	(925)	R$	—	R$	(587,499)	R$	(14,940)	R$	(4,780)	R$	221,720	R$	339	R$	222,059

Balances, January 1, 2017	R$	141	R$	821,988	R$	(1,533)	R$	—	R$	(677,379)	R$	(19,032)	R$	(545)	R$	123,640	R$	385	R$	124,025

Comprehensive Income (Loss)
Net loss		—		—		—		—		(37,508)		—		—		(37,508)		(209)		(37,717)
Other comprehensive income (loss)		—		—		—		—				(1,642)		98		(1,544)		(46)		(1,590)

Total comprehensive income (loss)		—		—		—		—		(37,508)		(1,642)		98		(39,052)		(255)		(39,307)

Share-based payments		—		—		—		942		—		—		—		942		—		942

Transactions with Owners and Other																				—
Purchase of treasury shares		—		—				—		—		—		—		—		—		—

Total transactions with owners and other		—		—		—		—		—		—		—		—		—		—

Balances, March 31, 2017	R$	141	R$	821,988	R$	(1,533)	R$	942	R$	(714,887)	R$	(20,674)	R$	(447)	R$	85,530	R$	130	R$	85,660

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

1.	Nature of Operations

Netshoes (Cayman) Limited (“NSC” or the “Parent”) was incorporated in the Cayman Islands on April 12, 2011. NSC is a holding company and conducts its business primarily through its subsidiaries (together with NSC, the “Company”, “we” or “us”). The Company’s registered office is at Willow House, Cricket Square, George Town, KY 1-1104, Cayman Islands. Major shareholders of the Company include Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners VI, L.P. (“Tiger Global VI”), Archy LLC (“Archy”), CDK Net Fund IC and HCFT Holdings.

The Company is a leading sports and lifestyle ecommerce destination in Latin America with operations in Brazil, Mexico and Argentina. The Company’s core business is to offer to its customers a reliable and convenient online shopping experience with a wide selection of products including athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international, local and private brands as well as fashion. The Company conducts its business mainly through its ecommerce websites (www.netshoes.com and www.zattini.com).

2.	Summary of Significant Accounting Policies

2.1.	Statement of Compliance

These interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2016 (“last annual financial statements”). These interim financial statements, which are unaudited, do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These condensed consolidated financial statements for the three-month period ended March 31, 2017 were authorized for issuance by the Board of Directors on May 9, 2017.

2.2.	Basis of Presentation

The functional currency of the Company is US$ and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil, Argentina and Mexico use their respective currencies as their functional currencies.

Translations of balances in the condensed consolidated statement of financial positions, condensed consolidated statement of profit or loss, condensed consolidated statement of comprehensive income (loss) and condensed consolidated statement of cash flows from R$ into US$ are solely for the convenience of the readers and have been calculated at the rate of US$1.00 = R$ 3.1684, representing the exchange rate set forth by the Banco Central do Brasil (Central Bank of Brazil) on March 31, 2017. No representation is made that the R$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2017, or at any other rate. All values have been rounded to the nearest thousands of R$ and US$, except where noted.

This interim information was prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in financial statements for the year ended December 31, 2016 and must be analyzed jointly with the referred to financial statements.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

The policy for recognizing and measuring income taxes in the interim period is described in Note 21.

2.3.	Use of Judgments, Estimates and Assumptions

In preparing these condensed consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2016.

2.4.	Fair Value Measurements

Several accounting policies and disclosures require fair value measurement, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities.
•	Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly
•	Level 3 — inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Note 19 includes accounting classification and fair value measurement of financial instruments.

2.5.	New Accounting Pronouncements

The following pronouncements issued by the IASB and interpretations published by IFRIC will become effective for annual periods beginning on or after January 1, 2018. The Company has not early adopted the following new or amendment standards in preparing these consolidated financial statements.

Effective for periods beginning on or after January 1, 2018

IFRS 15 Revenue from Contracts with Customers was issued by the IASB in May 2014. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. Earlier application is permitted. IFRS 15 supersedes the following standards: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue-Barter Transactions Involving Advertising Services.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

IFRS 9 Financial Instruments was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. A new hedge accounting model is introduced and represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. Earlier application is permitted.

The Company is currently evaluating the effect of adopting the above standards and the impact it may have on its consolidated financial statements.

Effective for periods beginning on or after January 1, 2019

IFRS 16, Leases replaces IAS 17, Leases and related interpretations. The core principle is that a lessee recognizes assets and liabilities for all leases with a lease term of more than 12 months. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. The measurement includes non-cancellable lease payments (including inflation-linked payments), and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. The new standard is intended to provide a faithful representation of leasing transactions, in particular those that do not currently require the lessees to recognize an asset and liability arising from an operating lease. IFRS 16 is effective for annual periods beginning on January 1, 2019, with early adoption permitted for entities that would also apply IFRS 15, Revenue from Contracts with Customers.

The Company is currently evaluating the effect of adopting the above standard and the impact it may have on its consolidated financial statements.

3.	Seasonality

Like most retail businesses, the Company experiences seasonal fluctuations in its net sales and operating results. Historically, the Company has generated higher net sales in the fourth quarter, which includes Black November period (commercial holiday introduced in 2010 by Brazilian e-commerce websites which is a month-long equivalent to the Black Friday in the United States) and Christmas season in Brazil, Argentina and Mexico while the first quarter of the year is our slowest period, as the months of January and February correspond to vacation time in Brazil and Argentina.

The amount of cash flows and working capital we require to support our operations fluctuate throughout the year, primarily driven by the seasonality of our business. Typically, we have higher generation of cash flows during the fourth quarter, given the increase in the volume of sales we generally experience in this period, which includes the Black November period and the holiday season. Conversely, our cash flow requirements increase during the first quarter of the year, as a result of (1) the maturity of the payment terms with our suppliers for inventory acquired in advance of our peak selling season and (2) a decrease in sales volumes that typically follows such season.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

4.	Segment Information

The Company uses the “management approach” to determine its reportable segments. The management approach identifies operating segments based on how the entity is organized and based on how financial information is presented to the chief operating decision maker (“CODM”). The Company concluded that the CODM is the Chief Executive Officer.

The Company is organized around geographical divisions and discloses the following reportable segments: Brazil and International.

•	Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and more recently, beauty goods) carried out through our sites Netshoes.com.br and Zattini.com.br and third-party sites that we manage as well as our business to business offline operation.

•	International: consists of retail sales of consumer products (mainly sporting goods and related garments) from our sites Netshoes.com.ar and Netshoes.com.mx in Argentina and Mexico.

The items not allocated directly to the reportable segments are disclosed as corporate and others. Corporate and others comprises operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC.

The CODM receives individual financial information based on the nature of revenues and expenses incurred. There is no regular reporting of individual financial information for products, services, or major customers, and therefore the Company concluded that Brazil and International were each independent reportable segments.

The company has aggregated Mexico and Argentina geographic divisions into one reportable segment, International. Mexico and Argentina share similar characteristics as an operating segment, including, but not limited to the same degree of risk, same opportunities for growth and similar products and service offerings to local customers.

No information on segment assets or liabilities is relevant for decision-making. There are no inter segment transactions in the internal reporting structure.

The Company evaluates the performance of its reportable segments using “segment net income (loss)”. A reconciliation of reportable segments is as follows:

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

		Brazil						International						Corporate and others						Total
		Three months ended in March 31,						Three months ended in March 31,						Three months ended in March 31,						Three months ended in March 31,
		2016		2017		2017		2016		2017		2017		2016		2017		2017		2016		2017		2017
		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD
Net Sales	R$	303,337	R$	355,512	US$	112,205	R$	44,526	R$	40,716	US$	12,851	R$	—	R$	—	US$	—	R$	347,863	R$	396,228	US$	125,056
Cost of sales		(207,639)		(233,758)		(73,778)		(35,181)		(32,704)		(10,322)		—		—		—		(242,820)		(266,462)		(84,100)

Segment gross profit		95,698		121,754		38,427		9,345		8,012		2,529		—		—		—		105,043		129,766		40,956
Salaries and employees’ benefits		(50,635)		(35,083)		(11,073)		(6,666)		(6,065)		(1,914)		(371)		(279)		(88)		(57,672)		(41,427)		(13,075)
Marketing expenses		(31,511)		(29,216)		(9,221)		(6,798)		(5,992)		(1,891)		(29)		(79)		(25)		(38,338)		(35,287)		(11,137)
Operating lease		(6,760)		(6,094)		(1,923)		(1,140)		(899)		(284)		—		—		—		(7,900)		(6,993)		(2,207)
Credit card fees		(5,445)		(6,350)		(2,004)		(1,469)		(1,349)		(426)		—		—		—		(6,914)		(7,699)		(2,430)
Information technology services		(7,464)		(8,564)		(2,703)		(521)		(283)		(89)		(2,392)		(1,223)		(386)		(10,377)		(10,070)		(3,178)
Amortization and depreciation		(6,312)		(7,244)		(2,285)		(347)		(252)		(80)		(267)		(595)		(188)		(6,926)		(8,091)		(2,553)
Consulting		(2,055)		(2,267)		(716)		(437)		(318)		(100)		(159)		(191)		(60)		(2,651)		(2,776)		(876)
Allowance for doubtful accounts		(1,479)		(4,561)		(1,440)		—		—		—		—		—		—		(1,479)		(4,561)		(1,440)
Sales commissions and royalties		(2,476)		(2,540)		(802)		(309)		(166)		(52)		—		—		—		(2,785)		(2,706)		(854)
Facilities expenses		(4,580)		(3,228)		(1,019)		(342)		(351)		(111)		—		—		—		(4,922)		(3,579)		(1,130)
Other selling, general and administrative expenses		(8,051)		(8,770)		(2,768)		(2,338)		(1,194)		(377)		77		—		—		(10,312)		(9,964)		(3,145)
Other operating (expense) income, net		(1,621)		(1,044)		(330)		(42)		(4)		(1)		—		(44)		(14)		(1,663)		(1,092)		(345)

Total operating expenses		(128,389)		(114,961)		(36,284)		(20,409)		(16,873)		(5,325)		(3,141)		(2,411)		(761)		(151,939)		(134,245)		(42,370)
Financial income		7,575		3,956		1,249		169		343		108		10		730		230		7,754		5,029		1,587
Financial expenses		(19,823)		(34,219)		(10,800)		(3,048)		(2,497)		(788)		377		(1,551)		(490)		(22,494)		(38,267)		(12,078)

Loss before income tax		(44,939)		(23,470)		(7,408)		(13,943)		(11,015)		(3,476)		(2,754)		(3,232)		(1,021)		(61,636)		(37,717)		(11,905)

Income tax expense		—		—		—		—		—		—		—		—		—		—		—		—

Net loss	R$	(44,939)	R$	(23,470)	US$	(7,408)	R$	(13,943)	R$	(11,015)	US$	(3,476)	R$	(2,754)	R$	(3,232)	US$	(1,021)	R$	(61,636)	R$	(37,717)	US$	(11,905)

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

The Company has aggregated its products and services into groups of similar products and provided the supplemental disclosure of net sales below. The Company evaluates whether additional disclosure is appropriate when a product or service category begins to approach a significant level of net sales.

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
Sports (1)	R$	327,186	R$	350,772	US$	110,710
Fashion (1)		20,618		40,860		12,896
Market Place		59		4,596		1,450

Total net sales	R$	347,863	R$	396,228	US$	125,056

(1)	Freight services were allocated to the product revenues that they are related to.

Net sales generated from our international segment are denominated in local functional currencies. Revenues are translated at average rates prevailing throughout the period.

Net sales attributable to geographical areas are as follows:

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
Brazil	R$	303,337	R$	355,512	US$	112,205
Argentina		29,723		30,035		9,480
Mexico		14,803		10,681		3,371

Total net sales	R$	347,863	R$	396,228	US$	125,056

Property and equipment and intangible assets by geography are as follows:

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Property and equipment, net
Brazil	R$	69,901	R$	70,075	US$	22,117
Argentina		3,071		2,916		920
Mexico		1,230		1,336		422

Total property and equipment, net		74,202		74,327		23,459
Intangible assets, net
Brazil		74,515		77,203		24,366
Argentina		32		26		8
Mexico		35		35		11
Cayman		13,011		14,814		4,676

Total intangible assets, net		87,593		92,078		29,061

Total	R$	161,795	R$	166,405	US$	52,520

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

5.	Earnings (Loss) Per Share (“EPS”)

The Company computes basic loss per share by dividing net loss attributable to the owners of the Parent by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of share options that could be exercised or converted into common shares, and is computed by dividing net loss attributable to the owner of the Parent by the weighted average number of common shares outstanding plus the potentially dilutive effect of share options.

Earnings per share data for both periods presented has been calculated giving effect to the stock split of 1.0 for 3.0 which occurred immediately prior to the completion of the Initial Public Offering on April 18, 2017 (see note 24).

The following table sets forth the computation of the Company’s basic and diluted loss per share attributable to the owners of the Parent for the three months ended March 31, 2016 and 2017:

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
Numerator
Net loss for the period attributable to the owners of the Parent	R$	(61,194)	R$	(37,508)	US$	(11,838)

Denominator
Weighted average number of outstanding shares of common stock		20,922,726		20,899,563		20,899,563

Loss per share attributable to the owners of the Parent (1)
Basic and diluted	R$	(2.92)	R$	(1.79)	US$	(0.57)

(1) When the Company reports net loss attributable to the owners of the Parent, the diluted loss per common share is equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options and convertible notes.

6.	Net Sales

Details of net sales for the three months ended March 31, 2016 and 2017 were as follows:

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
Product sales	R$	341,295	R$	387,024	US$	122,151
Other revenues		6,568		9,204		2,905

Total net sales	R$	347,863	R$	396,228	US$	125,056

The Company has established distribution centers in the States of Pernambuco and Minas Gerais, where it has been granted tax incentives by local government which reduce the amount of sales taxes paid, effectively increasing the amount of revenue recognized.

As a result of such tax incentives, sales to purchasers outside of the State of Pernambuco originated from our distribution center located in the city of Recife (State of Pernambuco, Brazil), enjoy Pernambuco State ICMS tax rates of a range from 0.5% to 1.0% during the first quarter of 2016 and during the first quarter of 2017, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originated from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) enjoy a Minas Gerais State ICMS tax rate of 1.0% during the first quarter of 2016 and during the first quarter of 2017.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

The incentive also determines that the Company is not allowed to take any credit for taxes paid on the purchase of products subsequently sold outside of those states such that these amounts become non-recoverable taxes and increase the Cost of Sales. Note 8 (a) of these financial statements presents the impact on cost of sales.

For the three months ended March 31, 2016 and 2017, the total amounts of tax incentives recorded in net sales are as follows:

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
State of Pernambuco	R$	21,731	R$	17,202	US$	5,429
State of Minas Gerais		18,134		28,749		9,074

Total tax incentives – Net sales	R$	39,865	R$	45,951	US$	14,503

7.	Deferred Revenue

On October 30, 2015, the Company entered into a partnership agreement with a financial institution to create a co-branded credit card (“NCard”). Deferred revenue recorded represents the amount paid in advance by the financial institution for the exclusive use of the Company’s customer database and credit card activation.

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Deferred revenue from exclusive use of customer database	R$	13,250	R$	12,875	US$	4,063
Deferred revenue from credit card activation		19,625		19,366		6,113

Total	R$	32,875	R$	32,241	US$	10,176

Current		6,628		6,628		2,092
Non-current		26,247		25,613		8,084

Deferred revenue from exclusive use of the Company’s customer database is recognized as other operating (expense) income, net in the consolidated statements of profit or loss using the straight line method, over the period of the contract (10 years). In the three-month periods ended March 31, 2016 and March 31, 2017, the amount of R$375 (US$118) was recorded in other operating income related to customer database.

Deferred revenue from credit card activation is recognized as other revenues within net sales, in the consolidated statements of profit or loss, when the credit cards are activated with the bank by the Company’s customers. In the three-month periods ended March 31, 2016 and March 31, 2017 the amount of R$0 and R$259 (US$82), respectively, was recorded in other revenues related to credit card activations.

In the event the bank decides to terminate the contract early, the Company will be entitled to the remaining amount of deferred revenue related to the customer database proportionally to the remaining period of the contract while credit cards activation deferred revenue balances will be reimbursed to the bank proportionally to credit cards not activated with interest.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

In the event the Company decides to terminate the contract early, the amounts related to the customer database will be reimbursed to the bank proportionally to the remaining period of the contract and the amounts related to credit card activation will be reimbursed to the bank proportionally to credit cards not activated, both including interest. In addition, a penalty will be paid to the bank as follows:

	Penalty
Termination year	BRL	USD
2017	7,875	2,485
2018	7,200	2,272
2019	6,300	1,988
2020	5,400	1,704
2021	4,500	1,420
2022	3,600	1,136
2023	2,700	852
2024	1,800	568
2025	900	284

Additionally, the bank and the Company will share the profit and loss of this partnership, equally. In case of losses in the partnership, the amount attributable to the Company will be compensated with future profits. Losses in the partnership will only be absorbed by the Company in case of early termination of the contract, therefore the revenue will be recorded when the right to receive payment is established by the amount net of losses.

8.	Expenses

(a)	Costs of Sales

The following is the breakdown of cost of sales for the three months ended March 31, 2016 and 2017, respectively:

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
Cost of product sales	R$	210,915	R$	233,215	US$	73,607
Shipping costs		31,031		31,536		9,953
Others		874		1,711		540

Total cost of sales	R$	242,820	R$	266,462	US$	84,100

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

Cost of product sales include the non-recoverable ICMS taxes resulting from the tax incentives disclosed in note 6 granted by the States of Minas Gerais and Pernambuco. For the three months ended March 31, 2016 and 2017, the total amounts of non-recoverable ICMS are as follows:

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
State of Pernambuco	R$	7,989	R$	4,726	US$	1,492
State of Minas Gerais		5,805		15,819		4,993

Non-recoverable ICMS	R$	13,794	R$	20,545	US$	6,485

The impact of tax incentives net of non-recoverable ICMS for the three months ended March 31, 2016 and 2017 is R$26,071 and R$25,406 (US$8,018), respectively.

As a result of ICMS tax reviews performed during the first quarters of 2016 and 2017, the Company identified ICMS tax credits on past transactions not previously taken. These tax credits amounted to R$2,758 and R$10,118 (US$3,193), respectively, and were recorded as a reduction of the cost of product sales in the three months ended March 31, 2016 and 2017.

(b)	Selling and Marketing Expenses

The following is the breakdown of selling and marketing expenses for the three months ended March 31, 2016 and 2017, respectively:

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
Salaries and employees’ benefits	R$	33,512	R$	34,139	US$	10,775
Marketing expenses		38,338		35,287		11,137
Operating lease		6,068		4,906		1,548
Credit card fees		6,914		7,699		2,430
Information technology services		805		360		114
Amortization and depreciation		1,647		825		260
Consulting		295		345		109
Allowance for doubtful accounts		1,479		4,561		1,440
Sales commissions and royalties		2,785		2,706		854
Facilities expenses		3,708		2,850		900
Other		8,389		7,848		2,476

Total selling and marketing expenses	R$	103,940	R$	101,526	US$	32,043

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

(c)	General and Administrative Expenses

The following is the breakdown of general and administrative expenses for the three months ended March 31, 2016 and 2017, respectively:

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
Salaries and employees’ benefits	R$	24,160	R$	7,288	US$	2,300
Operating lease		1,832		2,087		659
Information technology services		9,572		9,710		3,065
Amortization and depreciation		5,279		7,266		2,293
Consulting		2,356		2,431		767
Facilities expenses		1,214		729		230
Others		1,923		2,116		668

Total general and administrative expenses	R$	46,336	R$	31,627	US$	9,982

(d)	Financial Income (Expenses)

The following is the breakdown of financial income and expenses of the Company for the three months ended March 31, 2016 and 2017, respectively:

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
Interest income	R$	6,618	R$	3,803	US$	1,200
Foreign exchange gain		—		437		138
Imputed interest on installment sales		1,136		46		15
Derivative financial instruments gain		—		731		231
Other		—		12		3

Total financial income	R$	7,754	R$	5,029	US$	1,587

		Three months ended in March 31,
		2016		2017		2017
		BRL		BRL		USD
Interest expense	R$	13,277	R$	19,733	US$	6,228
Imputed interest on credit purchases		6,442		16,063		5,070
Bank charges		1,809		1,571		496
Foreign exchange loss		83		—		—
Debt issuance costs		82		764		241
Other		801		136		43

Total financial expense	R$	22,494	R$	38,267	US$	12,078

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

9.	Cash and Cash Equivalents

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Cash and bank balances	R$	6,769	R$	15,088	US$	4,762
Cash equivalents		104,535		69,475		21,927

Total cash and cash equivalents	R$	111,304	R$	84,563	US$	26,689

Cash equivalents are investments in Bank Deposit Certificates (“CDB”), issued by Brazilian financial institutions, with original maturities of 90 days or less that accrue at an average interest rate of 95.50% of CDI (Interbank Deposit Certificate rate).

10.	Trade Accounts Receivable, Net

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Trade accounts receivable	R$	215,716	R$	148,881	US$	46,989
Allowance for doubtful accounts		(1,722)		(6,279)		(1,982)

Total trade accounts receivable, net	R$	213,994	R$	142,602	US$	45,007

The changes in the allowance for doubtful trade accounts receivable for the three months period ended March 31, 2017 and 2016 are as follows:

		March 31, 2016		March 31, 2017
		BRL		BRL		USD
Balance at January 1	R$	(555)	R$	(1,722)	US$	(543)
Additions		(1,479)		(4,561)		(1,440)
Write-offs		1,518		4		1

Balance at March 31	R$	(516)	R$	(6,279)	US$	(1,982)

Information about the Company’s exposure to credit and other market risks is included in Note 19.

11.	Inventories, Net

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Finished goods for resale	R$	356,529	R$	396,427	US$	125,119
Allowance for slow moving and others		(4,518)		(5,239)		(1,653)

Total inventories, net	R$	352,011	R$	391,188	US$	123,466

Due to obsolescence, damaged and slow moving items, the Company recognized losses on the related inventories to their net realizable value, which resulted in a loss of R$70 for the three months ended March 31, 2016 and R$722 (US$228) for the three months ended March 31, 2017.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

12.	Recoverable Taxes

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
VAT Taxes Brazil (ICMS)	R$	63,574	R$	76,864	US$	24,260
VAT Taxes International		17,222		18,666		5,891
Taxes other than income tax (PIS and COFINS)		12,148		14,646		4,623
Withholding income taxes		2,739		3,294		1,040
Others		3,824		2,089		658

Total recoverable taxes	R$	99,507	R$	115,559	US$	36,472

Current		66,329		55,036		17,370
Non-Current		33,178		60,523		19,102

13.	Property and Equipment, Net

During the three months ended March 31, 2016 and 2017, the Company acquired property and equipment with a cost of R$11,107 and R$2,790 (US$880), respectively.

During the three months ended March 31, 2016 and 2017, the Company disposed of property and equipment with a carrying amount of R$428 and R$209 (US$66), respectively, resulting in a loss on disposal of R$186 and R$21 (US$7), respectively, which was included in “other operating expense” in the condensed consolidated statements of profit or loss.

14.	Intangible assets, Net

The gross amount of intangible assets was R$136,584 at December 31, 2016 and increased to R$147,147 (US$ 46,442) at March 31, 2017. The increase is mainly related to software in development related to marketplace project, website platform and Shoestock store (app and website).

15.	Trade Accounts Payable

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Trade accounts payable – Denominated in local currency	R$	315,072	R$	254,979	US$	80,475
Trade accounts payable – Denominated in other currencies		20,358		42,598		13,445

Total trade accounts payable	R$	335,430	R$	297,577	US$	93,920

Information about the Company’s exposure to currency and liquidity risks is included in Note 19.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

16.	Accrued Expenses

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Selling and marketing services	R$	67,090	R$	42,434	US$	13,393
Freight		24,774		11,103		3,504
Gift card		5,225		3,740		1,180
Information technology		7,301		7,817		2,467
Acquisition of fixed assets and intangible		4,677		2,993		945
Rentals		3,031		3,878		1,224
Services		4,277		4,225		1,333
Employees benefits		834		696		220
Other		4,839		7,299		2,304

Total accrued expenses	R$	122,048	R$	84,185	US$	26,570

17.	Debt

During the three months ended March 31, 2016 and 2017, the Company repaid R$21,382 and R$22,729 (US$7,174) of secured borrowings, nonconvertible loans and bank loans, respectively. The weighted average interest rate for debt was 17.40% and 16.66% for the three months ended March 31, 2016 and 2017, respectively.

The secured borrowings and debentures contain certain affirmative financial covenants for which the Company was in compliance as of March 31, 2017.

The carrying value of the Company’s outstanding debt consists of the following:

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Secured borrowings	R$	255,471	R$	255,779	US$	80,729
Convertible notes		—		84,864		26,784
Nonconvertible notes – Debentures		122,284		112,764		35,590
Bank loans		5,161		5,730		1,808
Transfer of financial assets with recourse		4,466		17,377		5,484

Total long-term debt		387,382		476,514		150,395
Current portion of long-term debt		75,956		110,885		34,997

Long-term debt, net of current portion	R$	311,426	R$	365,629	US$	115,398

On February 22, 2017, the Company entered into a note purchase agreement pursuant to which it issued and sold unsecured promissory notes convertible into its common shares, in the aggregate principal amount of US$30.0 million, to certain of its shareholders. These convertible notes bear interest on the principal amount (i) at a rate of 4.0% per annum, compounded semiannually, for one year following the date the convertible notes are issued and, thereafter, (ii) at a rate of 6.0% per annum, compounded semiannually, and they are due and payable, along with principal amount, on February 22, 2019. The convertible notes are subject to customary events of default.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

Upon occurrence of specified liquidity events (which includes an initial public offering of the Company’s shares – see note 24 for further information), the then outstanding principal and unpaid accrued interest of the convertible notes will be automatically converted into the Company’s common shares at a progressive price discount relative to the price of the Company’s common shares determined for the relevant liquidity event. The number of common shares to be issued upon the conversion of convertible notes shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the convertible notes on the date of the closing of the specified liquidity event by: (i) 90% of the relevant price of the Company’s common shares at the specified liquidity event, if the conversion takes place on or before the date that is six months after the date the note purchase agreement has been executed, (ii) 85% of the relevant price of the Company’s common shares at the specified liquidity event, if the conversion occurs after this six-month period and on or before the date that is twelve-months after the date the note purchase agreement has been executed, or (iii) 80% of the relevant price of the Company’s common shares at the specified liquidity event, if such conversion occurs after this twelve-month period, provided however, that for every six–month period after this twelve-month period, the conversion price discount shall be increased by an additional 2.5% relative to the price of the Company’s common shares for the specified liquidity event.

Also, subject to customary conditions and provided that no liquidity event specified in the note purchase agreement occurs, at any time between March 1, 2017 and December 31, 2017, the Company has the option, in its sole discretion, to issue to the same shareholders an additional US$20.0 million in aggregate principal amount of additional unsecured convertible promissory notes. These optional convertible notes will have the same interest rates, maturity date, events of default and conversion rates as the US$30.0 million unsecured promissory notes.

18.	Derivative Financial Instruments

a)	Derivatives not designated as hedge accounting

The Company holds derivative financial instruments to manage foreign exchange risks. Any ineffective portion of changes in the fair value of the derivative was recognized in profit or loss as of March 31, 2016 and 2017 in the condensed consolidated statements of profit or loss.

Also, the Company has identified the embedded derivative related to convertible notes, as disclosed in note 17. The accounting treatment of derivative financial instruments requires that the Company record fair value of the derivatives as of the inception date of convertible notes and to fair value as of each subsequent reporting date.

At the inception of the convertible note, the Company determined the fair value of R$11,503 (US$3,630) of embedded derivatives. The fair value of the embedded derivatives was determined using the Black Scholes Model based on the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 27.59%; (3) weighted average risk-free interest rate of 0.33% (4) expected life of 49 days, and (5) estimated fair value of the Company’s common stock of US$120.00 per share (before split).

At March 31, 2017, the Company marked to market the fair value of the debt derivative and determined a fair value of R$11,018 (US$3,477). The Company recorded as gain from change in fair value of debt derivatives of R$731 (US$231) for the three months ended March 31, 2017. The fair value of the embedded derivatives was determined using the Black Scholes Model based on the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 27.59%; (3) weighted average risk-free interest rate of 0.38% (4) expected life of 12 days, and (5) estimated fair value of the Company’s common stock of US$20.00 per share.

These inputs are unobservables and the fair value of this instrument falls in level 3 of fair value hierarchy.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

b)	Derivatives designated as hedge accounting

The Company utilized non-deliverables forwards as the hedging instruments for cash flow hedges which had a fair value of R$186 and R$27 (US$9) on December 31, 2016 and March 31, 2017, respectively, recorded as liabilities. The cash flows associated with cash flow hedges are related to foreign currency risks and are expected to occur in the next 12 months or less from March 31, as well as the impacts in the statements of profit or loss.

19.	Financial Instruments – Fair Value and Risk Management

(a)	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

			As at December 31, 2016
			Carrying amount					Fair value
Financial assets or liabilities, measured at fair value	Note		Fair value	Loans and receivables	Other financial liabilities	Total		Level 2
			BRL	BRL	BRL	BRL		BRL
Forward exchange contracts used for hedging	18	R$	(186)	—	—	(186)	R$	(186)

Total		R$	(186)	—	—	(186)	R$	(186)

			As at December 31, 2016
			Carrying amount
Financial assets or liabilities, not measured at fair value	Note		Fair value	Loans and receivables	Other financial liabilities	Total
			BRL	BRL	BRL	BRL
Cash and cash equivalents	9	R$	—	111,304	—	111,304
Restricted cash, current and non-current portion			—	43,200	—	43,200
Trade accounts receivables	10		—	213,994	—	213,994
Due from related parties	22		—	17	—	17
Judicial deposits	23		—	71,817	—	71,817
Other assets			—	950	—	950
Trade accounts payable	15		—	—	(335,430)	(335,430)
Reverse factoring	15		—	—	(27,867)	(27,867)
Long-term debt	17		—	—	(387,382)	(387,382)
Accrued expenses	16		—	—	(122,048)	(122,048)
Other current liabilities			—	—	(33,331)	(33,331)

Total		R$	—	441,282	(906,058)	(464,776)

				As at March 31, 2017
				Carrying amount				Fair value		Fair value	Fair value
Financial assets or liabilities, measured at fair value	Note		Fair value	Loans and receivables	Other financial liabilities	Total		Level 2		Level 3	Level 2 / Level 3
			BRL	BRL	BRL	BRL		BRL		BRL	USD
Forward exchange contracts used for hedging	18	R$	(28)	—	—	(28)	R$	(28)	R$	—	(9)
Convertible notes – Embedded derivatives	18		(11,018)			(11,018)		—		(11,018)	(3,477)

Total		R$	(11,046)	—	—	(11,046)	R$	(28)	R$	(11,018)	(3,486)

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

			As at March 31, 2017
			Carrying amount
Financial assets or liabilities, not measured at fair value	Note		Fair value	Loans and receivables	Other financial liabilities	Total		Total
			BRL	BRL	BRL	BRL		USD
Cash and cash equivalents	9	R$	—	84,563	—	84,563	US$	26,689
Restricted cash, current and non-current portion			—	39,058	—	39,058		12,327
Trade accounts receivables	10		—	142,602	—	142,602		45,008
Due from related parties	22		—	18	—	18		6
Judicial deposits	23		—	82,626	—	82,626		26,078
Other assets				950		950		300
Trade accounts payable	15		—	—	(297,577)	(297,577)		(93,920)
Reverse factoring	15		—	—	(18,013)	(18,013)		(5,685)
Long-term debt	17		—	—	(476,514)	(476,514)		(150,396)
Accrued expenses	16		—	—	(84,185)	(84,185)		(26,570)
Other current liabilities			—	—	(39,839)	(39,839)		(12,574)

Total		R$	—	349,817	(916,128)	(566,311)	US$	(178,737)

Convertible notes

The Company has determined that convertible notes constitute a hybrid instrument that has the characteristics of a debt containing embedded derivative features that would require separate accounting as a derivative instrument.

The liability related to the convertible notes was initially recorded at fair value and subsequently at amortized cost. The derivative associated with the convertible notes has been recorded at fair value with its changes being recorded in the statement of profit or loss.

A summary of changes in the convertible notes is as follows:

		Derivative associated to convertible notes		Derivative associated to convertible notes
		BRL		USD
Allocation of initial proceeds	R$	(11,503)	US$	(3,710)
Current translation adjustment		(256)		—
Fair value adjustment – MTM		741		234

Balance at March 31, 2017	R$	(11,018)	US$	(3,477)

(b)	Measurement of fair values

Derivative financial instruments mainly consist of foreign currency forward exchange contracts and embedded derivatives related to convertible notes. The fair value of foreign currency forward exchange contracts are measured by using market observable inputs such as the foreign exchange spot and forward rates and discount rates. The fair value of the embedded derivatives was determined using the Black Scholes Model. As of December 31, 2016 and March 31, 2017, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

The Company’s financial instruments, including cash and cash equivalents, trade accounts receivable, other receivables, trade accounts payable and other payables, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The estimated fair value of debentures is based on the current rates offered to the Company for debentures of the same remaining maturities, which is categorized as a Level 2 measurement in the fair value hierarchy. As a substantial portion of the debentures has been contracted at floating rates of interest, which are reset at short intervals, the carrying value of the debentures at December 31, 2016 and March 31, 2017 closely approximated the fair value at December 31, 2016 and March 31, 2017, respectively.

During the three months ended March 31, 2017 and 2016, there were no transfers between Level 1 and Level 2 fair value measurements or transfer to or from Level 3.

(c)	Financial risk management

In the regular course of its business, the Company is exposed to market risks mainly related to the fluctuation of interest rates, exchange rate variation, credit risk on credit sales and liquidity risk.

The Company adopts certain instruments to minimize its exposure to such risks, based on monitoring, under the supervision of the Company´s executive officers, which in turn is under the oversight of the Company´s board of directors.

The Company has exposure to the following risks arising from financial instruments:

•	credit risk (see (i));

•	liquidity risk (see (ii)); and

•	market risk (see (iii)).

i.	Credit risk

Credit risk is the Company´s risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk principally comes from the outstanding receivables due by customers, derivatives and cash and cash equivalents.

Trade Accounts Receivable

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company regularly monitors trade accounts receivable and considers the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods.

For Business-to-business customers, the credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors.

No customer had balances representing more than 10% of the Company´s consolidated trade accounts receivable as of December 31, 2016 and March 31, 2017, respectively.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

At December 31, 2016 and March 31, 2017, respectively, the maximum exposure to credit risk for trade accounts receivable by type of counterparty was as follows:

		December 31, 2016		March 31, 2017
		BRL		BRL		USD

Credit card operations	R$	162,915	R$	66,496	US$	20,987
Business-to-business customers		52,801		82,385		26,002

Total trade accounts receivable	R$	215,716	R$	148,881	US$	46,989
Allowance for doubtful accounts		(1,722)		(6,279)		(1,982)

Trade accounts receivable, net	R$	213,994	R$	142,602	US$	45,007

At December 31, 2016 and March 31, 2017, respectively, the aging of trade accounts receivable was as follows:

		December 31, 2016		March 31, 2017
		BRL		BRL		USD

Neither past due nor impaired	R$	197,631	R$	117,859	US$	37,197
Past due 1-30 days		9,497		11,909		3,759
Past due 31-90 days		3,455		8,865		2,798
Past due 91-120 days		1,314		3,614		1,141
Past due 120-180 days		2,097		1,867		589
Past due over 180 days		1,722		4,767		1,505

Total trade accounts receivable		215,716		148,881		46,989
Allowance for doubtful accounts		(1,722)		(6,279)		(1,982)

Trade accounts receivable, net	R$	213,994	R$	142,602	US$	45,007

Management believes that unimpaired amounts are collectible, based on historical payment behavior and extensive analysis of customer credit risk, including underlying customers’ credit ratings if they are available.

Cash and cash equivalents

The Company held cash and cash equivalents of R$111,304 and R$84,563 (US$26,689) at December 31, 2016 and March 31, 2017, respectively. Cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB- to AA-, based on Standard & Poor’s credit rating for local currency credit issuers.

Derivatives

The derivatives are entered into with bank and financial institution counterparties, which are rated AA-, based on Standard & Poor’s credit rating for local currency credit issuers.

ii.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

The following are the remaining contractual maturities of financial liabilities as of March 31, 2017. The amounts are gross and undiscounted and include contractual interest payments. Estimated interest payments were calculated based on the interest rate indexes of the Company’s floating interest rate indebtedness, in effect as of March 31, 2017.

		As at March 31, 2017
		Carrying amount		Carrying amount		Contractual cash flows
						Within 1 year		1 - 3 years		3 - 5 years		More than 5 years
		BRL		USD		BRL		BRL		BRL		BRL
Financial liabilities:
Long-term debt	R$	476,514	US$	150,395	R$	145,262	R$	424,531	R$	—	R$	—
Derivative financial instruments		11,046		3,486		11,120		—		—		—
Trade accounts payable		297,577		93,920		306,908		—		—		—
Reverse factoring		18,013		5,685		18,578		—		—		—
Taxes and contributions payable		7,302		2,305		7,302		—		—		—
Accrued expenses		84,185		26,570		84,185		—		—		—
Other current liabilities		39,839		12,574		39,839		—		—		—
Provision for labor, civil and tax risks		6,641		2,096		—		—		—		6,641
Other non-current liabilities		13		4		—		—		—		13

	R$	941,130	US$	297,035	R$	613,194	R$	424,531	R$	—	R$	6,654

The following are the Company’s unrestricted cash and cash equivalents and unused portion of the credit facility at December 31, 2016 and March 31, 2017:

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Unrestricted cash and cash equivalents	R$	111,304	R$	84,563	US$	26,690
Undrawn credit facility		290		76		24

Available liquidity	R$	111,594	R$	84,639	US$	26,714

In recent years, the Company has financed its operations in large part with cash flows from operating activities, bank financing and cash proceeds from issuances of common shares. The Company has taken a number of measures designed to improve liquidity, including: (i) reducing the number of monthly credit card installments from customers, (ii) renegotiating payment terms with suppliers, (iii) entering into sales of receivables with financial institutions, whereby the Company transfers its rights to receive cash flows from a portion of trade accounts receivable, limited to the amount given as securities for borrowing and debentures, (iv) entering into reverse factoring of trade accounts payable with financial institutions, whereby they commit to pay suppliers at an accelerated rate in exchange for a trade discount, and (v) raise capital from financial investors by issuing notes convertible into our common shares with total proceeds amounting to US$30.0 million. These measures are enabling the Company to secure liquidity to maintain its operations.

iii. Market risk

(a)	Foreign Currency Exchange Risk

The Company’s net sales are denominated in the functional currencies of the countries in which our operational subsidiaries are located. Accordingly, its receivables are generally not subject to foreign currency exchange risks.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

In the ordinary course of business, the Company’s subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars).

Since March 2016, the Company does not enter into new forward foreign exchange contracts in order to hedge their exposure to purchase commitments denominated in those currencies. At March 31, 2017, the Company had open a remaining foreign exchange contracts to in order to hedge their exposure to purchase with a notional US$284.

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows:

March 31, 2017
USD
Trade accounts payable	13,445
Accrued expenses	1,490
Forward exchange contracts	(284)

Net statement of financial position exposure	14,651

The following table indicates the instantaneous change in the Company’s income or (loss) before tax that would arise if foreign exchange rates to which the Company has exposure at the reporting date had changed by 10% at that date, assuming all other risk variables remained constant.

	Profit or loss
As at March 31, 2017	Strenghthening	Weakening
	BRL	BRL
Net exposure in USD	$4,642	(4,642)

This sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Company which expose it to foreign currency exchange risk at the reporting date. This analysis excludes differences that would result from the translation of the consolidated financial statements of foreign operations into the Company’s reporting currency, which is Brazilian Real. The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of March 31, 2017.

(b)	Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company’s debt has floating interest rates. As a result, the Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on variable interest rate indexes such as CDI. Therefore, increases in interest rates may increase the Company’s loss before taxes by increasing its financial expense. If interest rates were to increase or decrease by 50 basis points, the Company´s financial expense on borrowings subject to variable interest rates would increase or decrease by R$513 (US$162) for the three months ended March 31, 2017. This analysis assumes that all other variables, in particular foreign currency exchange rate, remain constant.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

To reduce the exposure of variable interest rate (CDI), the Company invests its excess cash and cash equivalents in short-term investments. If interest rates were to increase or decrease by 50 basis points, the Company’s financial income on short-term investments subject to variable interest rates would increase or decrease by R$70 (US$22) for the three months years ended March 31, 2017.

(c)	Inflation Risk

Brazil and countries in Latin America, in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin American countries and heightened volatility in the Latin American securities market.

The Company does not believe that inflation has had a material effect in its business, financial condition or results of operations. The Company continues to monitor the impact of inflation in order to minimize its effects through pricing strategies and productivity improvements.

20.	Share-based Payments

The number of share options has been disclosed giving effect to the stock split of 1.0 for 3.0 occurred immediately prior to the completion of Initial Public Offering on April 18, 2017 (see note 24).

Under the Share Plan (the “Plan”) established by the Company, its Board of Directors (the “Board”) may grant up to 631,470 share options to key employees, directors and independent contractors. The options under the Plan were granted at the discretion of the Board; as such, the Board has full authority to establish terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The Plan was set up for the following purposes: (i) attracting, retaining and motivating its beneficiaries; (ii) adding value to quote-holders; and (iii) encouraging the view of entrepreneurs of the business.

(a)	Cash-settled arrangements

Each share option granted under the Plan contains a vesting period, during which the participant cannot exercise the option, and are generally subject to the following vesting schedule: over a four-year period, 25% of the total common shares subject to the award will vest at the first anniversary of the vesting commencement date and the remaining common shares subject to the award will vest in equal monthly installments over the 36 months of continuous service thereafter.

The Company holds a right of first refusal to repurchase the shares exercised according to the Plan. The Company only has a right of first refusal until it becomes public and, after that date, holders of the common shares can trade them in the market.

In addition, the Company has a non-contractual practice of (i) providing its employees whose employment relationship was terminated (whether voluntarily or involuntarily) with a repurchase proposal to buy back its common shares held by such persons at a discount of their fair value and (ii) to provide holders of vested awards that terminate their relationship with the Company (whether voluntarily or involuntarily) with a bonus equivalent to the exercise price of their exercisable option.

Due to the characteristics of the transaction, these awards have been regarded as a cash-settled plan and the liability is remeasured at each reporting date. The liability recognized in these consolidated financial statements takes into account the fair value of Company´s shares, expected forfeitures and the discount the Company has obtained when repurchasing such shares.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

The Company recognized cash-settled compensation expense (income) of R$ 1,458 and (R$ 11,829) (US$ 3,734) for the three months ended March 31, 2016 and 2017, respectively.

As the Company is required by local legislation to issue shares upon the exercise of share options while it retains the cash-settled classification for reporting purposes, the Company is recording a capital share increase by the exercise price amount with an opposite impact in treasury shares and therefore a net impact of zero in equity. For purposes of the statement of cash flows, share based payment transactions are fully reported under operating activities.

The Company did not repurchase shares during the three months period ended March 31, 2016 and 2017.

A summary of option activities under the Plan and changes during the period ended March 31, 2016 and 2017 is set forth in the following table:

Cash-settled arrangements	Number of Units		Weighted Average Exercise Price Per Unit	Weighted Average Remaining Contractual Term (in years)
			USD
Oustanding at December 31, 2015	273,147	US$	19.28	1.1 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	—		—
Expired	—		—

Oustanding at March 31, 2016	273,147		19.28	1.1 year

Oustanding at December 31, 2016	346,767		16.76	1.3 year
Granted	—		—
Exercised	—		—
Forfeited/Cancelled	(73,710)		43.31
Expired	—		—

Oustanding at March 31, 2017	273,057	US$	9.59	0.9 year

Vested at December 31, 2016	228,501
Vested at March 31, 2017	171,930

The awards expires three months after the employee terminates his/her contract with the Company.

As of March 31, 2017, the Company had remaining unrecognized compensation cost of R$ 6,694 (US$2,113), which is expected to be recognized over a weighted average period of 0.9 years.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

(b)	Equity-settled arrangements

On November 14, 2016 and on March 29, 2017, the Company granted 7,750 and 42,500 share options respectively, under the Plan with a non-market performance condition (Initial Public Offering – IPO) combined with a requirement that the holder of the award is employed until six months after the IPO.

The Company fully satisfied this non-market performance on April 18, 2017, therefore the share option expense has been recognized since the grant date, and will be fully recognized by October 2017. The Company only has a right of first refusal under the Plan until April 18, 2017 (IPO date), after that date, holders of the common shares can trade them in the market. Therefore, this arrangement has been regarded as equity-settled.

As the Company will provide holders of vested awards with a bonus equivalent to the exercise price of the options if they decide to exercise the options, the fair value of the awards was estimated based on the fair value of the Company’s shares.

A summary of option activities under the Plan and changes during the period ended March 31, 2017 and December 31, 2016 is set forth in the following table:

	Number of Units		Weighted Average Exercise Price Per Unit	Weighted Average Remaining Contractual Term (in years)
			USD
Outstanding at December 31, 2016	23,250		8.10	0.8 year
Granted	127,500		8.10

Outstanding at March 31, 2017	150,750	US$	8.10	0.6 year

As of March 31, 2017, the Company had remaining unrecognized compensation cost of R$10,690 (US$3,374), which is expected to be recognized over a weighted average period of 0.6 year.

The fair value of the shares was estimated, for both cash and equity-settled arrangements, at US$44.95 and US$18.00 per share at March 31, 2016 and 2017, respectively. The March 31, 2016 price per share was based on a private placement that occurred on March 26, 2015, and the March 31, 2017 price per share was based on the guideline public comparable company method, or GPCM, which was used for the pricing of the initial public offering (see note 24).

21.	Income Taxes

Income tax expenses for the periods presented are based on the best estimate of the weighted average annual income tax rate expected for the full years.

The Company’s effective tax rate for the three months ended March 31, 2017 was 0% (three months ended March 31, 2016: 0%).

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

22.	Related party transactions

The consolidated subsidiaries of the Company as of December 31, 2016 and March 31, 2017 are listed below:

		Percentage Ownership and Voting Interest
Company	Country of Incorporation	December 31, 2016	March 31, 2017
Netshoes Holding, LLC	United States of America	100.00%	100.00%
NS2 Com Internet Ltda	Brazil	100.00%	100.00%
NS3 Internet S.A.	Argentina	98.17%	98.17%
NS4 Com Internet S.A.	Mexico	100.00%	100.00%
NS4 Servicios de México S.A. C.V.	Mexico	100.00%	100.00%
NS5 Participações Ltda.	Brazil	99.99%	99.99%
NS6 Serviços Esportivos Ltda.	Brazil	100.00%	100.00%

The Company has the following related party transactions:

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
Balance sheet balances
Receivables	R$	17	R$	18	US$	6
Convertible notes	R$	—	R$	84,864	US$	26,784

		As at March 31,
		2016		2017		USD Total
		BRL		BRL		USD
Income statement amounts
Compensation and short-term benefits		4,286		1,961		619
Share-based payments		905		448		141
Convertible notes interest		—		1,566		494

	R$	5,191	R$	3,975	US$	1,254

23.	Commitments and Contingencies

(a)	Litigation

The Company is a party to legal proceedings and claims which arise during the ordinary course of business. It reviews its legal proceedings and claims, conducts regulatory reviews and inspections, and reviews other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes provisions for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount provided for and the amount of a reasonably possible loss in excess of the amount provided for, if such disclosure is necessary for its financial statements not to be misleading. The Company does not record a provision when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote. The Company’s assessment of whether a loss is reasonably possible or probable is based on its assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s consolidated financial statements, other than the amount already provided for.

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

Breakdown of and changes in provisions whose unfavorable outcome is probable are as follows:

		Labor		Civil		Tax		Total		Total
		BRL		BRL		BRL		BRL		USD
As of December 31, 2015	R$	1,378	R$	1,313	R$	1,238	R$	3,929	U$	1,240
Additions		137		1,343		841		2,321		733
Payments		(57)		(653)		—		(710)		(224)

As of March 31, 2016	R$	1,458	R$	2,003	R$	2,079	R$	5,540	U$	1,749

		Labor		Civil		Tax		Total		Total
		BRL		BRL		BRL		BRL		USD
As of December 31, 2016	R$	492	R$	1,230	R$	3,455	R$	5,177	U$	1,634
Additions		120		599		1,263		1,982		625
Payments		(41)		(477)		—		(518)		(163)

As of March 31, 2017	R$	571	R$	1,352	R$	4,718	R$	6,641	U$	2,096

Labor claims presented above are related to different matters, such as overtime and salary equalization. Labor lawsuits are not individually significant.

Civil claims are related to the Company’s ordinary course of operations, and generally relate to consumer claims. None of these lawsuits have significant amounts under dispute.

The Company has a tax claim related to challenging Brazilian tax authorities’ interpretation that retailers of imported goods are subject to paying additional sales taxes on manufactured products (“IPI”) and PIS and COFINS on financial income.

(b)	Judicial deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Until the case is settled, the judicial deposits amounts accrues interest at Brazil’s official short-term interest rate (SELIC).

		December 31, 2016		March 31, 2017
		BRL		BRL		USD
VAT taxes Brazil (PIS and COFINS) (1)	R$	67,548	R$	77,558	US$	24,479
PIS and COFINS on financial income (1)		1,139		1,405		443
Tax on manufactured products (IPI) (2)		2,192		2,519		795

Other		938		1,144		361
	R$	71,817	R$	82,626	US$	26,078

(1)	Contribution tax on gross revenue for social integration program (PIS) and social security financing (COFINS)

NETSHOES (CAYMAN) LIMITED

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2017

(In thousands of reais and dollars, unless otherwise stated)

The Company is involved in disputes related to:

i)	Exclusion of VAT tax (ICMS) from PIS and COFINS calculation basis, which started in November 2014. On March 15, 2017, the Brazilian Federal Supreme decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) form PIS and COFINS calculations basis. Based on the new position of Brazilian Federal Supreme, the Company’s lawyers changed the estimate of chance of losing of this legal dispute from possible at December 31, 2016 to remote at Mach 31, 2017. The Company has not recorded a provision for this proceeding since its lawyers estimate the chance of losing this legal dispute as remote.

The Company is currently waiting to be defined by the court, the procedures to realize this judicial deposit.

ii)	A constitutional challenge on the imposition of PIS and COFINS on financial income.

(2)	Tax on manufactured products (IPI)

The Company is involved in disputes related to the levy of taxes on manufactured products (IPI) over products it sells and obtained a preliminary injunction allowing it not to pay IPI on imports and sales of goods since it is a trading company.

24.	Subsequent events

Initial Public Offering, Split of Shares and Convertible Notes

The Board of Directors approved a 1.0 for 3.0 share split of the Company’s outstanding common shares. The share split became effective on April 18, 2017. The Company has retrospectively adjusted loss per share data considering the split of shares (see note 5 for further information).

On April 18, 2017, the Company completed its IPO. The Company sold 8,250,000 of its common shares at a public offering price of $18.00 per common share, for gross proceeds of $148.5 million. The Company received net proceeds of $135.1 million, after deducting $9.7 million in underwriting discounts and commissions and $3.7 million in estimated offering expenses.

Immediately prior to the completion of the IPO, the convertible notes (principal amount and any unpaid accrued interest) was converted into our common shares with a 10% price discount relative to the initial public offering price of the Company’s outstanding common shares. The total of common shares issued upon the automatic conversion of the convertible notes is 1,870,709 shares.

***********

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Leonardo Tavares Dib
Name:	Leonardo Tavares Dib
Title:	Chief Financial Officer

Date: May 15, 2017